SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER: 214/859-1800

FAX NUMBER: 214/859-9309

June 11, 2014

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

  Form 10-K for Fiscal Year Ended June 30, 2013

  Filed September 5, 2013

  File No. 000-19483

Dear Ms. Hayes:

This letter sets forth the response of SWS Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the letter dated May 29, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2013 (the “Form 10-K”).

For the convenience of the Staff, set forth below are each of the Staff’s comments included in the Comment Letter followed by the Company’s response thereto set forth immediately after such comment.

Form 10-K for Fiscal Year ended June 30, 2013

Item 1A. Risk Factors, page 15

1.	We note that the agreements with Hilltop and Oak Hill provided each with warrants to purchase 17% of your outstanding common stock and the right to appoint members of the board of directors. It appears that these agreements provide Hilltop and Oak Hill with significant control over the management and direction of your business. In future filings please include a risk factor discussion describing the control these parties can exert over your business or tell us why you do not believe these facts present a risk.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that a risk factor describing the control of Hilltop Holdings, Inc. (“Hilltop”) and Oak Hill Capital Partners III, L.P. (“OHCP”) and Oak Hill Capital Management Partners III, L.P. (collectively with OHCP, “Oak Hill”) is necessary. In connection with loans made under the Credit Agreement by and among Oak Hill, Hilltop (the “Investors”) and the Company, dated as of July 29, 2011 (the “Credit Agreement”), the Investors were each issued warrants to purchase an aggregate of 8,695,652 shares of the Company’s common stock (the “Warrants”). For each Investor, the Warrants represent approximately 17% of the Company’s common stock (assuming that all of the Warrants are exercised in full). The Warrants do not contain any voting rights or other stockholder rights that provide for any control over the Company. Accordingly, the Investors do not have any control over the Company pursuant to the Warrants, other than the right to exercise the Warrants to purchase shares of the Company’s common stock pursuant to an agreed upon exercise price.

Pursuant to an Investor Rights Agreement, by and between the Investors and the Company, dated as of July 29, 2011 (the “Investor Rights Agreement”), each of the Investors has the right to appoint one representative of the Investor to serve as a member of the Company’s Board of Directors (“BOD”), and one representative of the Investor to serve as an observer of the BOD. The Company’s BOD consists of 10 directors, including two directors appointed by the Investors. The representatives of Oak Hill and Hilltop serve as members of the BOD, sharing in the duties of the BOD by participating in and voting during board meetings. The Company respectfully submits that the Investors do not have a controlling stake in, or exert a controlling influence over, the Company through their representatives on the BOD because there are eight other members of the BOD, five of whom qualify as independent under the New York Stock Exchange listing standards. In addition, neither Investor has ever held a management position with the Company or a BOD seat or management position at any of the subsidiaries of the Company where further control could be exerted.

The Company acknowledges that the Credit Agreement with the Investors contains certain covenants, including a covenant that prohibits the Company from prepaying the loan other than following a period during which the closing price for the Company’s common stock exceeds 150% of the exercise price of the warrants (or $8.625) for 20 out of any 30 consecutive trading days and a covenant that prohibits the Company from undergoing a “Fundamental Change,” which includes any merger, amalgamation or consolidation. However, the Company respectfully submits that such provisions were entered into on an “arms-length” basis under the Credit Agreement and are customary debt covenants that are found throughout the industry.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

Other than the limited rights noted above, and certain rights to obtain information regarding the Company’s operations, the Investors have no ability to control or exert a controlling influence over the Company. In addition, Hilltop’s ability to control the Company is restricted by certain passivity commitments that Hilltop entered into with the Federal Reserve Board related to the Company. These passivity commitments provide that Hilltop cannot take certain actions, namely exercising any controlling influence over management or policies of the Company, without the prior approval of the Federal Reserve Bank. The Company believes that these commitments and conditions mitigate the amount of control the Investors can exert, either individually or collectively, on the Company, and that a risk factor regarding the Investors is therefore not necessary.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 56

2.	Identify the creditors for the unsecured line of credit, letter of credit agreement and revolving credit facility.

Response: The Company acknowledges the Staff’s comment and has included information that generally identifies the creditors for the Company’s unsecured line of credit, letter of credit agreement and revolving credit facility, without naming them, from the Form 10-K under Item 7 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Brokerage”:

Brokerage

A substantial portion of our assets are highly liquid in nature and consist mainly of cash or assets that are readily convertible into cash. Our equity capital, short-term bank borrowings, interest bearing and non-interest bearing client credit balances, correspondent deposits and other payables finance these assets. We maintain an allowance for doubtful accounts that represents amounts that are necessary in the judgment of management to adequately absorb losses from known and inherent risks in receivables from clients, clients of correspondents and correspondents. The highly liquid nature of our assets provides us with flexibility in financing and managing our anticipated operating needs. Management believes that the brokerage business’ present liquidity position is adequate to meet its needs over the next 12 months.

Short-Term Borrowings. At June 30, 2013, we had short-term borrowing availability under broker loan lines, a $20.0 million unsecured line of credit, an irrevocable letter of credit agreement, and a $45.0 million revolving committed credit facility, each of which is described below.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

Broker Loan Lines. At June 30, 2013, we had uncommitted broker loan lines of up to $375.0 million. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts and receivables in customers’ margin accounts. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an “as offered” basis, are not committed lines of credit and can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate. At June 30, 2013, $86.5 million was outstanding under these secured arrangements, which was collateralized by securities held for firm accounts valued at $120.6 million. Our ability to borrow additional funds is limited by our eligible collateral. See additional discussion under Item 1A. “Risk Factors.”

Unsecured Line of Credit. We also have a $20.0 million unsecured line of credit with an unaffiliated bank that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an “as offered” basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding under any unsecured letters of credit at the time of borrowing. At June 30, 2013, we had no outstanding unsecured letters of credit, there were no amounts outstanding on this line, and we had $20.0 million available for borrowing under this line of credit.

Letter of Credit Agreement. At June 30, 2013, we had an irrevocable letter of credit agreement aggregating $75.0 million pledged to support our open options positions with an options clearing organization. Until drawn, the letter of credit bears interest of 0.5% per annum. If drawn, the letter of credit bears interest at a rate of 0.5% per annum plus a fee. The letter of credit agreement is renewable semi-annually. At June 30, 2013, we had outstanding undrawn letters of credit of $50.0 million bearing interest at a rate of 0.5% per annum. This letter of credit is fully collateralized by marketable securities held in client and non-client margin accounts with a value of $71.0 million at June 30, 2013.

Revolving Credit Facility. On January 28, 2011, Southwest Securities entered into a $45.0 million committed revolving credit facility with an unaffiliated bank. The commitment fee for the credit facility is 0.375% per annum and, when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The credit facility requires Southwest Securities to maintain a tangible net worth of $150.0 million. As of June 30, 2013, there was $45.0 million outstanding under this credit facility, which was collateralized by securities with a value of $68.6 million at June 30, 2013.

The following table highlights the concentration of our borrowings by unaffiliated bank. Each of the banks notated below are considered to be some of the largest banks in the United States and provide a diverse range of banking, investing, asset management and other financial and risk management products and services.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

	Broker Loan Line	Revolving Credit Facility
	Secured		Unsecured Line of Credit	Total Available Borrowings
	(Uncommitted)	(Committed)
Bank #1	$75,000,000	$—	$—	$75,000,000
Bank #2	200,000,000	—	20,000,000	220,000,000
Bank #3	75,000,000	45,000,000	—	120,000,000
Bank #4	25,000,000	—	—	25,000,000

	$375,000,000	$45,000,000	$20,000,000	$440,000,000

				Letter of Credit
Bank #3				$75,000,000

Item 11. Executive Compensation, page 70

Compensation Discussion and Analysis

3.	We note the disclosure in your proxy statement that the company’s performance and the business units’ performance were compared to a budget for purposes of determining incentive compensation. Please provide more information about these budgets. If you believe the business units’ budget is entitled to confidential treatment, please present an analysis supporting your conclusion and confirm that you will disclose how likely the business units are to achieve the budgets in future filings.

Response: In fiscal 2013, the Company internally prepared budgets that set profitability targets for revenue producing and other business units to assist in determining the amount of cash incentive compensation for the Company’s named executive officers and other members of executive management. When executive managers were not in charge of a revenue producing business unit, objective performance targets were based on the Company’s expected consolidated returns. Objective performance targets for executives in charge of a business unit were based on expected returns of the applicable revenue producing business unit and to a lesser extent on the Company’s consolidated returns as compared to the Company’s consolidated budget.

The Company’s consolidated budget was internally prepared by reviewing historical results for the individual business units as well as an analysis of current and future market conditions. The budgets were set to provide goals that the Company believed were challenging and at the same time attainable based on certain assumptions for future market conditions. The individual business units that made up the consolidated budget were used to measure the performance of those executives in charge of revenue producing business units.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

For Mr. Ross, the Company did not disclose the pre-tax income budget because the budget in place was not utilized by the Compensation Committee in determining the amount of his cash incentive compensation. The Compensation Committee did not award Mr. Ross any cash incentive compensation because the Company was not profitable for fiscal 2013.

For Ms. Hodges, cash incentive compensation was split into two categories. The Compensation Committee did not award Ms. Hodges any cash incentive compensation based on the pre-tax income budget because the Company was not profitable for fiscal 2013. However, Ms. Hodges was awarded cash incentive compensation based on the discretion of the Compensation Committee. The Compensation Committee determined that even though the Company did not perform to its expectations regarding pre-tax income, Ms. Hodges was entitled to cash incentive compensation based on the achievement of certain non-financial performance measures. The Company refers the Staff to its response to Comment 4 for additional information that the Compensation Committee considered when exercising its discretion and deciding to award cash incentive compensation to Ms. Hodges.

For the remainder of the named executive officers, the Compensation Committee compared the applicable business unit’s performance against its pre-tax income budget to determine the amount of cash incentive compensation that was awarded. The Company did not disclose the amount of the pre-tax income budget for these named executive officers because it believes that such information is entitled to confidential treatment.

As described above, each individual business unit was given a pre-tax income budget, or profitability goal, to achieve for fiscal 2013. These budgets contain detailed financial information based on the type of department, the individuals within the department and costs for each department. Based on the unit’s performance against the budget, the Compensation Committee awarded compensation ranging from 100% of the eligible cash incentive compensation down to a minimum amount as set by the Compensation Committee.

The Company believes that disclosure of internally prepared, non-public, forward-looking pre-tax income budgets (the “Target Budgets”) would result in competitive harm to the Company in accordance with Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) and are therefore entitled to confidential treatment for the following reasons.1

[1]	Instruction 4 protects from public disclosure “target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended (5 U.S.C. § 552(b)(4)), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Applicable case law has interpreted “commercial or financial information” broadly and has given such terms their ordinary meaning. See Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Moreover, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.C. Cir. 1986), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the Target Budgets, which include information relating to net revenues, operating expenses and company growth, constitute both target levels for quantitative performance-related factors that were considered by the Compensation Committee and confidential commercial or financial information, each of which fall within the purview of Instruction 4. In addition, the Company, which is a corporation, qualifies as a person within the purview of Instruction 4.

Any financial or commercial information is defined as confidential under § 552(b)(4) if disclosure of the information is likely to have the effect of either (1) impairing the government’s ability to obtain necessary information in the future, or (2) causing substantial harm to the competitive position of the person from whom the information was obtained. Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (emphasis added)); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 878 (D.C. Cir. 1992). The person claiming this exemption need not show any actual adverse effect on its competitive position but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure. Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979)); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

First, the financial services and banking industries are both highly competitive as seen by the pending acquisition of the Company by Hilltop (a competitor) and the amount of consolidation that has recently occurred throughout the industry. Second, the Company’s competitors could create the Company’s internal forecasts or future forecasts with a greater degree of certainty if the Company was required to disclose its Target Budgets, which the Company relies upon to maintain a competitive advantage. Third, the disclosure of specific Target Budgets for the Company’s named executive officers would allow competitors to recruit these named executive officers and their staff by offering individual compensation packages that are specifically tailored to the named executive officer’s current and expected future compensation based on that specific individual’s Target Budget. The Company’s retention of its key revenue producing executives is material to the overall consolidated financial health of the Company. Fourth, competitors could use Target Budgets to extract information regarding the Company’s current business strategy, or ability to retain or gain market share that could be used to the Company’s detriment in the marketplace. Fifth, the disclosure of the Target Budgets could lead to speculation by investors and inaccurate forecasts of financial information and profitability by securities analysts.

The Company believes that the disclosure of the Company’s Target Budgets could cause material harm to the Company and its stockholders for the foregoing reasons. Therefore, the Company believes that its Target Budgets are entitled to confidential treatment.

In accordance with Instruction 4, the Company will disclose how likely it will be for each of the relevant business units to achieve their Target Budgets in future filings as applicable.

4.	To the extent non-financial goals were considered in determining incentive compensation, please describe these goals and disclose whether or not they were achieved.

Response: The Compensation Committee only considered non-financial goals as a factor in awarding cash incentive compensation to Ms. Hodges. Ms. Hodges was granted a cash incentive award based on her individual management responsibilities and other non-financial goals and objectives. Ms. Hodges’ responsibilities as the Company’s Chief Financial Officer include, among other things, overseeing financial reporting requirements, financial planning and forecasting and certain operations. In addition, in fiscal 2013 Ms. Hodges was tasked with formulating the Company’s future direction, supporting and furthering tactical initiatives, monitoring and directing the implementation of strategic business plans, participating in key decisions as a member of the executive management team, overseeing the financial operations of all of the Company’s subsidiaries, understanding and maintaining appropriate insurance coverage, implementing operational best practices, overseeing the management of accounting, investor relations, operations, IT, facility, tax and treasury departments, and taking a more active role in the Company’s financial risk management. The Compensation Committee evaluated Ms. Hodges’ performance of these responsibilities and determined that Ms. Hodges did an outstanding job on her management responsibilities and other non-financial goals and objectives and made satisfactory progress on the Company’s financial risk management objective. The Compensation Committee did not assign any specific weights to the various management responsibilities nor did they use any specific formula to determine the amount of Ms. Hodges’ cash incentive compensation. Based on the Compensation Committee’s evaluation of these management responsibilities, the Compensation Committee granted Ms. Hodges a cash incentive award of $90,000 as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Commission on October 3, 2013.

Ms. Suzanne Hayes

Assistant Director

June 11, 2014

5.	To the extent that the Committee exercised its discretion in awarding compensation, please describe what management considered in exercising its discretion. For example, with respect to Ms. Hodges’ describe the individual responsibilities and performance of goals and objectives that the Committee considered in awarding incentive compensation.

Response: The Compensation Committee can increase or decrease the amount of cash incentive compensation awarded to its named executive officers in its subjective discretion. With the exception of Ms. Hodges, the Compensation Committee did not alter the amount of cash incentive compensation that each named executive officer received using its discretion. The Company refers the Staff to its response to Comment 4 for additional detail regarding the goals and objectives that the Compensation Committee considered when exercising its discretion and deciding to award cash incentive compensation to Ms. Hodges.

*****

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-9343 at your convenience.

Very truly yours,

/s/ J. Michael Edge

J. Michael Edge

Interim Chief Financial Officer